The RBB Fund Trust
615 East Michigan Street
Milwaukee, Wisconsin 53202

November 22, 2022

VIA EDGAR TRANSMISSION

Emily Rowland
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	The RBB Fund Trust (the “Trust”) File Nos.: 811-23011 and 333-200168

Dear Ms. Rowland:

The purpose of this letter is to respond to oral comments provided to U.S. Bank Global Fund Services regarding the Trust’s Post-Effective Amendment (“PEA”) No. 18 to its Registration Statement on Form N-1A. PEA No. 18 was filed with the Securities and Exchange Commission (the “Commission”) pursuant to Rule 485(a)(2) under the Securities Act of 1933, as amended, on Form N-1A on September 28, 2022. The sole purpose of PEA No. 18 was to register a new series of the Trust. This letter responds to the Commission staff’s (the “Staff”) comments on the Torray Fund (the “Fund”).

The Trust will file a subsequent PEA under Rule 485(b) (“Amended Registration Statement”) to update any missing information, respond to Staff comments, and file updated exhibits.

For your convenience, each comment made by the Staff has been reproduced in bold typeface immediately followed by the Trust’s response. Capitalized but undefined terms used herein have the meanings assigned to them in PEA No. 18. The Trust confirms that the response to Staff comments provided in one section will be similarly updated in other parallel sections, except as noted by the Trust.

PROSPECTUS
Summary Section – Fees and Expenses of the Fund
1. Comment: Please replace the second sentence with the following bolded sentence: “You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the tables and examples below.”

Response: The Trust will make the requested change in the Amended Registration Statement.

2. Comment: Please delete the second sentence of footnote 1.

Response: The Trust will make the requested change in the Amended Registration Statement.

3.           Comment: Please delete the word “estimated” in footnote 2.

Response: The Trust will make the requested change in the Amended Registration Statement.

Summary Section – Example
4.           Comment: Please add the phrase “hold or” into the first sentence of the second paragraph.

Response: The Trust will make the requested change in the Amended Registration Statement as shown below:

“The example assumes that you invest $10,000 in the Fund for the time periods indicated and then hold or redeem all of your shares at the end of those periods.”

5. Comment: Please delete the parenthetical in the second sentence of the paragraph as it is inapplicable.

Response: The Trust will make the requested change in the Amended Registration Statement.

Summary Section – Principal Investment Approach
6.           Comment: Please revise the section consistent with Item 4(a) of Form N-1A, including how the Fund intends to achieve its investment objectives by identifying the Fund’s principal investment strategies (including the type or types of securities in which the Fund invests or will invest principally) and any policy to concentrate in securities of issuers in a particular industry or group of industries.

7.            Comment: Please revise the section and provide further details about how the Adviser uses its “value-oriented” approach to selecting securities for the Fund.

8.           Comment: Please revise the section and provide further details about how the Adviser measures “records of profitability, conservative financial structures, and shareholder-oriented management.”

9.           Comment: Please add the word “domestic” into the second sentence of the first paragraph.

10.          Comment: Please delete the word “generally” and duplicative language in the last sentence of the second paragraph.

Response: As requested by Comment Nos. 6-10, the Trust will revise the aforementioned section as follows:

“The Fund views common stock ownership as an investment in a business, and therefore invests for the long term, employing a value-oriented approach to security selection.  In this approach, the Fund utilizes a variety of quantitative and qualitative methods to determine a range of values for prospective and current investments.  The Fund seeks to invest in securities when it believes valuations are modest relative to earnings, cash flow or asset values.  The Fund invests principally in common stock of large capitalization domestic companies (defined as market capitalizations in excess of $8 billion) that ~~generally~~ have demonstrated records of operating profitability, including growth in net income and cash flow through business cycles; conservative financial structures, characterized by modest levels of debt relative to assets, market capitalization and cash flow; and shareholder-oriented management, with a history of prudent capital allocation, candid reporting to shareholders and insider ownership.  Information relative to these items is found in company SEC filings, annual reports, conversations with management and industry reports.  Investments are held as long as the issuers’ fundamentals remain intact, and the Fund believes issuers’ shares are reasonably valued. ~~The Fund seeks to invest in such companies when it believes that valuations are modest relative to earnings, cash flow or asset values. Large capitalization companies are those with market capitalizations of $8 billion or more. Investments are held as long as the issuers’ fundamentals remain intact, and the Fund believes issuers’ shares are reasonably valued~~.”

Ordinarily, 90% or more of the Fund’s assets will be invested in common stocks to the extent the Fund can identify common stocks which satisfy its selection criteria, with the balance held in U.S. Treasury securities or other cash equivalents. Although the number of holdings may vary, the Fund usually holds between 25and 40 stocks, with positions in individual issuers generally ranging between 2% and 4% of the Fund’s assets. Generally, positions in individual issuers will not exceed 5% of Fund assets. The Fund currently expects to invest a significant portion of its assets in the Financials sector. However, the Fund will not invest in excess of 25% of its assets in any one industry ~~and generally does not invest greater than 25% of its assets in any specific~~ or group of industries.

Summary Section – Principal Risks of Investing in the Fund
11.          Comment: Please add a risk factor for large-cap equity securities as these are mentioned in the Principal Investment Strategies section.

Response: The Trust will add the following risk factor in the Amended Registration Statement as shown below:

Large Companies Risk. The securities of large-capitalization companies may be relatively mature compared to smaller companies and therefore subject to slower growth during times of economic expansion. Large-capitalization companies may also be unable to respond quickly to new competitive challenges, such as changes in technology and consumer tastes.

12.         Comment: Consider whether the risk factors should be displayed in order of importance of the risk, rather than in alphabetical order.

Response: The Trust is not aware of any statute or rule from the Commission that would require the principal risks to be disclosed in any particular order. The Trust has considered the Commission’s written guidance on ordering of risks, and the Trust believes that each risk disclosed in response to Item 4(b) of Form N-1A is a principal risk of the Fund and that each such risk is relevant for investors, and that displaying the risk factors in alphabetical order facilitates finding particular risks and comparing them with other funds. Accordingly, the Trust respectfully declines to re-order the risk factors.

13.         Comment: If concentrated investments in the “Financial Sector” is a primary risk of the Fund then please add corresponding language to the “Principal Investment Approach” section. Alternatively,  please delete this risk factor.

Response: The Fund has added the following disclosure to the aforementioned section:

“The Fund currently expects to invest a significant portion of its assets in the Financials sector.”

14.          Comment: Please change the title of the “General” risk to “Management” risk.

Response: The Trust will make the requested change in the Amended Registration Statement.

15.         Comment: Please add an “Equity Securities” risk factor.

Response: The Trust will add the following disclosure in the Amended Registration Statement:

Equity Securities Risk. The Fund expects to invest in, or have exposure to, equity securities. Equity securities tend to be more volatile than other investment choices, such as debt and money market instruments. The value of your investment may decrease in response to overall stock market movements or the value of individual securities.

16.         Comment: Please move the language of the “No Guarantee” risk factor into the introductory paragraph of this section.

Response: The Trust will make the requested change in the Amended Registration Statement.

17.          Comment: Please consider re-positioning the “Sector” risk in conjunction with specific sector risk factors.

Response: The Trust will make the requested change in the Amended Registration Statement.

18.         Comment: Please delete the word “Concentration” from the “Share Ownership Concentration” risk factor.

Response: The Trust will make the requested change in the Amended Registration Statement.

Summary Section – Performance Information
19.          Comment: Please supplementally confirm that the performance of the Predecessor Fund has not been adjusted to reflect the expense structure of the Fund.

Response: The Trust supplementally confirms that the performance of the Predecessor Fund only reflects its own fees and expenses.

More Information about Investment Objectives, Approach and Risks – Investment Process
20. Comment: Please revise the section consistent with Item 9(b) of Form N-1A and describe the Fund’s principal investment strategies, including the particular type or types of securities in which the Fund principally invests or will invest, and discuss how the Adviser decides which securities to buy and sell.

Response: The Trust will revise the aforementioned section as follows:

“Investment Process
The Adviser’s primary focus is on business analysis. The Fund invests principally in common stock of large-capitalization domestic companies that generally have demonstrated records of profitability, conservative financial structures, and shareholder-oriented management. The Fund seeks to invest in such companies when it believes that valuations are modest relative to earnings, cash flow or asset values. ~~No attempt is made to forecast market trends or to time the Fund’s investments based on prevailing opinions about the market’s outlook. Additionally, no effort is made to mirror any market index in constructing the portfolio.~~ A company’s historical record is central to valuation, and the Adviser seeks to identify companies whose managements are good stewards of capital, focus on profitability and growth in per share value, and are candid in reporting to shareholders. Companies with successful track records that have fallen from investor favor can be of interest if the Adviser determines the cause or causes of investor disaffection are temporary and that the share prices fail to reflect the Adviser’s assessment of their intrinsic value. However, companies with poor records or those that suffer reversals deemed likely to be permanent are avoided regardless of how “cheap” their shares may appear. Positions may be reduced or sold if a superior investment opportunity is identified, the original investment thesis changes, or the investment has become significantly overvalued.  The Fund currently expects to invest a significant portion of its assets in the Financials sector.”

21.          Comment: Please delete the second and third sentences of the first paragraph as negative strategies are not permitted to be discussed.

Response: The Trust will make the requested change in the Amended Registration Statement as shown in the response to Comment No. 20.

22.         Comment: Please delete the second paragraph.

Response: The Trust will make the requested change in the Amended Registration Statement.

23.         Comment: Please delete the third paragraph as the first sentence is duplicative and the second sentence is not permitted.

Response: The Trust will make the requested change in the Amended Registration Statement.

More Information about Investment Objectives, Approach and Risks – Investment Process
24.         Comment: Please provide a listing of the Fund’s risks consistent with Item 9(c) of Form N-1A.

Response: The Trust will make the requested change in the Amended Registration Statement.

More Information about Fund Management – Fund Expenses
25.          Comment: In the last sentence of the second paragraph, please add the phrase “or recoupment” at the end of romanette (i).

Response: The Trust will make the requested change in the Amended Registration Statement as shown below:

“If at any time the Fund’s Total Annual Fund Operating Expenses (not including AFFE, short sale dividend expenses, brokerage commissions, extraordinary items, interest or taxes) for a year are less than 0.95% or the expense cap then in effect, whichever is less, the Adviser is entitled to reimbursement by the Fund of the advisory fees forgone and other payments remitted by the Adviser to the Fund within three years from the date on which such waiver or reimbursement was made, provided it is able to effect such recoupment without causing the Fund’s expense ratio (after recoupment) to exceed (i) the expense limit in effect at the time of the waiver or recoupment and (ii) the current expense limit in effect at the time of the recoupment. The Adviser was effectively paid a management fee of 0.91% of the Predecessor Fund’s average daily net assets for the fiscal year ending December 31, 2021.”

26.          Comment: Please supplementally confirm if the Adviser will be eligible to receive any recoupment of waived fees or expenses paid on behalf of the Predecessor Fund following the reorganization of the Predecessor Fund into the Fund.

Response: The Trust respectfully notes that the fees waived and expenses paid under the Predecessor Fund’s Operating Expenses Limitation Agreement are not eligible for recoupment. Therefore, the Trust supplementally confirms that the Adviser will not receive any recoupment following the reorganization.

More Information about Purchasing and Redeeming Shares
27.         Comment: Please consider revising or deleting the last paragraph under the section entitled “How to Buy Shares” and the section entitled “Purchases through Intermediaries” as the language appears duplicative.

Response: The Trust will make the requested change in the Amended Registration Statement by deleting the last paragraph in the section entitled “How to Buy Shares.”

28.         Comment: Please consider whether the section entitled “Purchases through Intermediaries” is consistent with Form N-1A.

Response: The Trust believes that the section entitled “Purchases through Intermediaries” is consistent with Items 11(b) and 11(c) of Form N-1A, as it describes how transacting Fund shares through Service Organizations may differ from transacting such shares directly with the Fund.

More Information about Purchasing and Redeeming Shares – How to Redeem Shares
29.         Comment: Please delete the phrase “under unusual circumstances” in the third sentence of the eighth paragraph.

Response: The Trust will make the requested change in the Amended Registration Statement.

More Information about Purchasing and Redeeming Shares – Redemption in Kind
30.          Comment: Please add disclosure stating that a shareholder who receives a redemption in kind will bear the market risk of such securities, and may incur taxable gains when such securities are sold.

Response: The Trust will make the requested change in the Amended Registration Statement as shown below:

“It is currently the Fund’s policy to pay all redemptions in cash. The Fund retains the right, however, to alter this policy to provide for redemptions in whole or in part by a distribution in-kind of securities held by the Fund in lieu of cash. Distribution in-kind redemptions are taxable to shareholders in the same manner as cash redemptions, generally resulting in capital gain or loss subject to certain loss limitation rules. Shareholders may incur brokerage charges on the sale of any such securities so received in payment of redemptions, and will bear any market risks associated with such securities until they are converted into cash.”

Other Information
31.          Comment: Please include a summary of the process for the bringing of derivative actions by shareholders.

Response: The Trust will add the following disclosure to the Amended Registration Statement as shown below:

“The Fund’s Amended and Restated Agreement and Declaration of Trust requires shareholders bringing a derivative action on behalf of the Fund to first make a pre-suit demand and also to collectively hold at least 10% of the outstanding shares of the Trust or at least 10% of the outstanding shares of the series or class to which the demand relates and to undertake to reimburse the Trust for the expense of any counsel or advisors used when considering the merits of the demand in the event that the Board of Trustees determines not to bring such action. Following receipt of the demand, the Trustees must be afforded a reasonable amount of time to investigate and consider the demand. In each case, these requirements do not apply to claims arising under the federal securities laws.”

32.         Comment: Please summarize the provision of the last paragraph of Article IV Section 3(a) of the Trust’s Amended and Restated Agreement and Declaration of Trust  in an appropriate location in the prospectus. Please immediately follow the disclosure with a statement that nothing in the Amended and Restated Agreement and Declaration of Trust modifying, restricting or eliminating the duties or liabilities of trustees  shall apply to, or in any way limit, the duties (including state law fiduciary duties of loyalty and care) or liabilities of such persons with respect to matters arising under the federal securities laws.

Response: The Trust will add the requested disclosure in the Amended Registration Statement as shown below:

“The Fund’s Amended and Restated Agreement and Declaration of Trust provides that the Fund’s Trustees are subject to the same fiduciary duties to which the directors of a Delaware corporation would be subject if (i) the Trust were a Delaware corporation, (ii) the Shareholders were shareholders of such Delaware corporation, and (iii) the Trustees were directors of such Delaware corporation, and that such modified duties are instead of any fiduciary duties to which the Trustees would otherwise be subject.  Without limiting the generality of the foregoing, all actions and omissions of the Trustees are evaluated under the doctrine commonly referred to as the “business judgment rule,” as defined and developed under Delaware law, to the same extent that the same actions or omissions of directors of a Delaware corporation in a substantially similar circumstance would be evaluated under such doctrine.  Notwithstanding the foregoing, the provisions of the Fund’s Amended and Restated Agreement and Declaration of Trust and its By-Laws, to the extent that they restrict or eliminate the duties (including fiduciary duties) and liabilities relating thereto of a Trustee otherwise applicable under the foregoing standard or otherwise existing at law or in equity, replace such other duties and liabilities of such Trustee. In addition, nothing in the Fund’s Agreement and Declaration of Trust modifying, restricting or eliminating the duties or liabilities of Trustees shall apply to, or in any way limit, the duties (including state law fiduciary duties of loyalty and care) or liabilities of such persons with respect to matters arising under the federal securities laws when and to the extent such terms are deemed inconsistent with the federal securities laws.”

STATEMENT OF ADDITIONAL INFORMATION
Investment Objectives, Policies, Risks and Restrictions
33.         Comment: Consider whether any secondary investment strategies need to be disclosed consistent with Item 16(b) of Form N-1A.

Response: The Trust respectfully notes that it has no secondary investment strategies to disclose.

34.         Comment: Please add disclosure about the Fund’s portfolio turnover rate, consistent with Item 16(e) of Form N-1A.

Response: The Trust will add the following disclosure to the Amended Registration Statement:

“Portfolio Turnover

The frequency of portfolio transactions of the Fund (the portfolio turnover rate) will vary from year to year depending on many factors. An annual portfolio turnover rate of 100% would occur if all the securities in the Fund were replaced once in a period of one year. Higher portfolio turnover rates may result in increased brokerage costs to the Fund and a possible increase in short-term capital gains or losses.

For the fiscal years ended December 31, 2021 and December 31, 2020, the Predecessor Fund had portfolio turnover rates of 36.46% and 32.79%, respectively.”

Investment Objectives, Policies, Risks and Restrictions – Investment Restrictions
35.          Comment: Please add the phrase “except with respect to borrowing and illiquid investments” to the penultimate paragraph.

Response: The Trust will make the requested change in the Amended Registration Statement as shown below:

“Except with respect to borrowing and illiquid investments, all percentage limitations on investments set forth herein and in the Prospectus will apply at the time of the making of an investment and shall not be considered violated unless an excess or deficiency occurs or exists immediately after and as a result of such investment.”

Investment Adviser and Other Service Providers – Advisory Agreement with the Adviser
36.          Comment: In the last sentence of the second paragraph, please add the phrase “or recoupment” at the end of romanette (i).

Response: The Trust will make the requested change in the Amended Registration Statement as shown below:

“If at any time the Fund’s Total Annual Fund Operating Expenses (not including AFFE, short sale dividend expenses, brokerage commissions, extraordinary items, interest or taxes) for a year are less than 0.95% or the expense cap then in effect, whichever is less, the Adviser is entitled to reimbursement by the Fund of the advisory fees forgone and other payments remitted by the Adviser to the Fund within three years from the date on which such waiver or reimbursement was made, provided it is able to effect such recoupment without causing the Fund’s expense ratio (after recoupment) to exceed (i) the expense limit in effect at the time of the waiver or recoupment and (ii) the current expense limit in effect at the time of recoupment.”

Financial Statements
37.          Comment: Please add a hyperlink to the Annual Report and include the SEC file numbers.

Response: The Trust will make the requested change in the Amended Registration Statement.

PART C
Item 28
38.         Comment: Please provide a consent from the Predecessor Fund’s independent registered public accounting firm.

Response: The Trust supplementally confirms that a consent from the Predecessor Fund’s independent registered public accounting firm will be submitted as part of the Amended Registration Statement.

Signature Page
39.         Comment: Please identify the Trust’s principal financial and accounting officer.

Response: The Trust will make the requested change in the Amended Registration Statement.

* * * * *

If you have any questions or comments regarding this filing, please do not hesitate to contact Edward Paz of U.S. Bank Global Fund Services at edward.paz@usbank.com.

Very truly yours,

/s/ James G. Shaw
James G. Shaw
Secretary

cc:	Shawn M. Hendon, Torray LLC Steven Plump, The RBB Fund Trust Jillian Bosmann, Faegre Drinker Biddle & Reath LLP